

Pernod Ricard

DF/Lettres2005/196.2005

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA



05008991

7th of June 2005

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD


Pernod Ricard

Not for release, publication or distribution, in whole or in part, in or into or from, Australia, Canada or Japan

Pernod Ricard S.A. announces the sale of Bushmills and the granting of an option to acquire the majority of Montana including an exclusivity agreement with Diageo plc in relation to the acquisition of Allied Domecq plc

Paris, 6 June 2005 – Pernod Ricard S.A. announces the signing of the sale of The "Old Bushmills" Distillery Company Limited ("Bushmills") including the "Bushmills" Irish whiskey brand and the granting of an option to acquire the majority of Montana's New Zealand wine business following Pernod Ricard's acquisition of Allied Domecq plc ("Allied Domecq") including an exclusivity agreement with Diageo plc in relation to the acquisition of Allied Domecq.

The agreed expected purchase price of Bushmills is approximately €295 million, based on 14 x the direct brand contribution ("DBC") of Bushmills for the year to 31 December 2004.
Under the option relating to Montana, Diageo would acquire the majority of Montana's New Zealand wine business. If exercised, Diageo would acquire all of the Montana business with the exception of the Corbans, Stoneleigh and Church Road wine brands and related assets which would be retained by Pernod Ricard. The option has an exercise price equivalent to 11 x DBC of the brands which Diageo is entitled to acquire. The agreed purchase price is, therefore, expected to be approximately €469 million.

The transactions, which are conditional on the completion of Pernod Ricard's proposed acquisition of Allied Domecq, are subject to the approval of the relevant regulatory authorities and other normal conditions. The Bushmills transaction and, if the option is exercised, the Montana transaction are expected to close by the end of 2005 or early 2006.
Diageo has also undertaken to Pernod Ricard not to enter into discussions with any third party in connection with a potential acquisition of shares in, or assets or businesses currently held by, Allied Domecq or a merger of Allied Domecq's group with any other entity.

These undertakings will fall away if Pernod Ricard ceases to pursue its acquisition of Allied Domecq.

Further information on the transaction with Diageo and its impact on Pernod Ricard will be provided in a document to be registered with the French "Autorité des Marchés Financiers" as a supplement to the Document E published by Pernod Ricard on 25 May 2005. In addition, in order to prepare the supplement and to give Pernod Ricard's shareholders sufficient time to review it, the Pernod Ricard Extraordinary General Meeting currently scheduled for 20 June 2005 will be adjourned and reconvened for 30 June 2005.

Pernod Ricard is pleased to have reached agreement on the terms of this transaction which provides Bushmills with the opportunity to grow under the ownership of Diageo while enabling Pernod Ricard to continue to focus on Jameson as its key brand in the Irish whiskey category. Assuming exercise by Diageo of the Montana option, Pernod Ricard will retain attractive New Zealand wine brands which are complementary to its existing wine business.

Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, said:

"I am very pleased with this agreement which is good for the two companies and underpins the confidence which both we and Diageo have in the success of Pernod Ricard's recommended offer for Allied Domecq."

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88
Chris BARRIE, Citigate Dewe Rogerson	Tel :+44 (0)20 7638 9571/ +44 (0)7968 727 289

or visit our web site at www.pernod-ricard.com

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer for sale of securities or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The new Pernod Ricard shares to be issued to the Allied Domecq shareholders pursuant to Allied Domecq's Scheme of Arrangement are not and will not be registered pursuant to the Securities Act of 1933 or any other US regulations applicable to securities. The new Pernod Ricard shares will be issued pursuant to a registration exemption provided by Article 3(a)10 of the Securities Act.